Exhibit 5

Asian Infrastructure Investment Bank’s Financial Condition and Results of Operations as of and for the

Three Months Ended March 31, 2022

SELECTED FINANCIAL INFORMATION

The financial information included herein for the three-month periods ended March 31, 2022 and March 31, 2021 and as of March 31,2022 and December 31, 2021 is derived from the unaudited interim condensed financial statements as of and for the three months ended March 31, 2022, including the notes thereto (the “Interim Financial Statements”), of the Asian Infrastructure Investment Bank (“AIIB” or the “Bank”). The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” The financial condition and results of operations as of and for the three-month period ended March 31, 2022 are not necessarily indicative of results to be expected for the full year 2022.

The selected financial information should be read in conjunction with the Interim Financial Statements in Exhibit 6 of this annual report on Form 18-K and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Exhibit 5 of this annual report on Form 18-K.

	Three Months Ended March 31,
	2022	2021
	(in thousands of US$)
Selected Profit and Loss Information
Interest income	72,108	62,722
Interest expense	(56,612)	(41,139)

Net interest income	15,496	21,583
Net fee and commission income	7,917	4,565
Net gain on financial instruments measured at fair value through profit or loss	123,429	65,649
Net loss on financial instruments measured at amortized cost	(8,313)	(510)
Share of gain/(loss) on investment in associate	466	(45)
Impairment provision	(104,779)	(4,674)
General and administrative expenses	(39,064)	(33,173)
Net foreign exchange loss	(42,144)	(46,693)

Operating (loss)/profit for the period	(46,992)	6,702
Accretion of paid-in capital receivables	680	1,630

Net (loss)/profit for the period	(46,312)	8,332
Other comprehensive income
- Items will not be reclassified to profit or loss
Unrealized gain/(loss) on fair-valued borrowings arising from changes in own credit risk	63,477	(16,856)

Total comprehensive income/(loss)	17,165	(8,524)

	As of March 31,	As of December 31,
	2022	2021
	(unaudited)	(audited)

	(in thousands of US$)
Selected Balance Sheet Information
Total assets	41,958,853	40,238,139
Total liabilities	21,745,685	20,072,221
Total members’ equity	20,213,168	20,165,918

Total liabilities and members’ equity	41,958,853	40,238,139

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Interim Financial Statements in Exhibit 6 of this annual report on Form 18-K.

Overview

AIIB is a multilateral development bank (“MDB”) with a mandate to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment. The Bank maintains its principal office in Beijing, People’s Republic of China (“China”).

The Bank’s mission is “Financing Infrastructure for Tomorrow,” which reflects AIIB’s commitment to sustainability, be it financial, economic, social or environmental in nature. The Bank has identified the following thematic priorities:

•

Green Infrastructure: Prioritizing green infrastructure and supporting its members to meet their environmental and development goals by financing projects that deliver local environmental improvements and investments dedicated to climate action;

•

Connectivity and Regional Cooperation: Prioritizing projects that facilitate better domestic and cross-border infrastructure connectivity within Asia and between Asia and the rest of the world, and supporting projects that complement cross-border infrastructure connectivity by generating direct measurable benefits in enhancing regional trade, investment, digital and financial integration across Asian economies and beyond;

•

Technology-enabled Infrastructure: Supporting projects where the application of technology delivers better value, quality, productivity, efficiency, resilience, sustainability, inclusion, transparency or better governance along the full project life cycle; and

•	Private Capital Mobilization: Supporting projects that directly or indirectly mobilize private financing into sectors within the Bank’s mandate.

The Bank has developed, and continues to develop, a wide range of operational policies, strategies and frameworks designed to ensure that there is a direct link between the Bank’s mandate, mission and thematic priorities and the projects it finances. Sustainable development is an integral part of the Bank’s identification, preparation and implementation of projects. In April 2021, the Bank launched its “Sustainable Development Bond Framework” which, among other things, summarizes the Bank’s sustainability commitments and the reporting that the Bank will provide on its website concerning the environmental and/or social impacts of Bank financings. The Bank’s Sustainable Development Bond Framework and, unless otherwise indicated, information available on, or accessible through, AIIB’s website is not incorporated herein by reference.

Financing Portfolio

As of April 30, 2022, the Bank has approved 176 financings (including 151 loans, 19 investments in funds, two equity financings and four investments in fixed-income securities) with a total amount of US$34,909.7 million. This amount includes financings approved as of April 30, 2022 under the COVID-19 Crisis Recovery Facility (the “CRF”). See “–AIIB Response to the COVID-19 Pandemic.” Of these financings, 163 were approved by the Board of Directors with a total approved amount of US$33,438.9 million, and 13 were approved by the President, pursuant to his delegated authority to approve certain financings, with a total approved amount of US$1,470.8 million.

As of April 30, 2022, approved loans totaled US$31,620.7 million, of which US$14,466.6 million were committed amounts and US$15,369.3 million were disbursed amounts. Committed amounts are amounts the Bank has approved and committed to provide pursuant to legally binding documentation, but has not yet disbursed. For sovereign-backed loans, these amounts are further limited to financings for which all conditions precedent required for disbursement have been satisfied. Disbursed amounts as of April 30, 2022 are on a cash basis. Disbursed amounts included in the tables below represent the gross carrying amount of the loans (i.e., including the transaction costs and fees that are capitalized through the effective interest method). Of all approved loans as of April 30, 2022, 116 were sovereign-backed and 35 were non-sovereign-backed loans; 86 were co-financings and 65 were stand-alone financings.

As of April 30, 2022, approved investments in funds totaled US$2,010.0 million, of which the Bank has disbursed US$422.5 million.

As of April 30, 2022, approved equity financings totaled US$104.0 million, of which the Bank has disbursed US$91.6 million.

As of April 30, 2022, approved investments in fixed-income securities totaled US$1,175.0 million, of which the Bank has disbursed US$860.0 million.

As of April 30, 2022, approved financings (including approved financings under the CRF) span a broad range of sectors, including energy, transport, urban development, water, finance, information, communication and technology (“ICT”), rural infrastructure and agriculture development, economic resilience (CRF), finance/liquidity (CRF), and public health (CRF) and, excluding multi-country financings (discussed below), would fund projects in the following members: Azerbaijan, Bangladesh, Cambodia, China, Cook Islands, Ecuador, Egypt, Fiji, Georgia, Hungary, India, Indonesia, Jordan, Kazakhstan, Kyrgyz Republic, Lao PDR, Maldives, Mongolia, Myanmar, Nepal, Oman, Pakistan, Philippines, Russia (as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Recent Developments–AIIB Response to the Conflict in Ukraine” in Exhibit 3 of this annual report on Form 18-K, all activities relating to Russia and Belarus are currently on hold and under review), Rwanda, Singapore, Sri Lanka, Tajikistan, Turkey, Uzbekistan and Viet Nam. As of April 30, 2022, of the approved financings, 15 (13 investments in funds, and two investments in fixed-income securities) were classified as multi-country financings.

AIIB Response to the COVID-19 Pandemic

The COVID-19 pandemic has had and continues to have an adverse impact on the global economy and on the individual economies of AIIB members. AIIB members continue their efforts to contain the COVID-19 pandemic and to mitigate the risks of long-lasting, structural harm to their economies. Developing economies, especially those with weak health care infrastructure, vulnerable macroeconomic or financial sector fundamentals or a high dependence on tourism, commodities exports or remittances, required support from the international financial community to respond to and contain the COVID-19 pandemic.

As part of a coordinated international response to counter the COVID-19 pandemic, AIIB has worked closely with other international financial institutions to create a network of support options, especially for the most vulnerable economies. Based on feedback from public and private sector partners, the Bank’s immediate assistance was required in three key areas: (i) immediate health care sector needs (including support for emergency public health responses and for the long-term sustainable development of the health care sector), (ii) economic resilience, mainly where clients require financing to supplement government measures supporting the social and economic response and recovery efforts (including infrastructure investments and investments in social and economic protection measures to prevent long-term damage to the productive capacity of the economy and to protect and restore productive capital) and (iii) investments in infrastructure and other productive sectors, mainly where clients might otherwise need to curtail long-term investments due to liquidity constraints.

The Bank has adopted a variety of measures to respond to the COVID-19 pandemic. In early April 2020, the Bank launched a US$5 billion CRF, which the Bank subsequently increased to US$5-10 billion, and then to US$13 billion due to high demand. The CRF, which is designed to adapt to emerging client needs, offers sovereign-backed and non-sovereign-backed financings for qualifying clients and projects within AIIB’s members. As of April 30, 2022, the Bank has approved 49 financings under the CRF, totaling US$11,777.0 million. In March 2022, the scope was further increased to US$20 billion, and the scope of eligible CRF projects was re-focused to cover the following areas: (i) the co-financing of procurement, distribution and deployment of COVID-19 vaccines and therapeutics, (ii) the co-financing of policy-based financing for enhanced pandemic response, preparedness and recovery and (iii) the financing of essential COVID-19 emergency health care or urgent expenditure needs.

Representative examples of approved CRF financings that are intended to address the key areas described above include the following: (i) a US$500 million sovereign-backed financing in India as part of a co-financing led by the World Bank, mainly to purchase emergency medical equipment, enhance disease detection capacities and strengthen the national health care system, (ii) a US$750 million financing, as part of an Asian Development Bank (“ADB”)-led co-financing, to support Indonesia’s COVID-19 Active Response and Expenditure Support Program, a program designed to help mitigate the severe health, social and economic impact of the COVID-19 pandemic and (iii) a US$100 million non-sovereign-backed financing, as part of a co-financing led by the International Finance Corporation (“IFC”), to Viet Nam Prosperity Joint Stock Commercial Bank (“VP Bank”) to expand VP Bank’s working capital and trade-related lending program to private sector enterprises in Viet Nam, including small and medium-sized enterprises impacted by the COVID-19 pandemic.

The table below sets out further information on the Bank’s approved CRF financings, as of April 30, 2022.

Table 1: Overview of Approved Financings under the CRF(1)

Member	Project Name	AIIB Financing	Lead Co-financier (if any)

		(in US$ million)
Azerbaijan	Republic of Azerbaijan COVID-19 Active Response and Expenditure Support Program	100	ADB
Bangladesh	Bangladesh COVID-19 Active Response and Expenditure Support Program	250	ADB
Bangladesh	Bangladesh COVID-19 Emergency and Crisis Response Facility	300	Standalone
Bangladesh	Bangladesh COVID-19 Emergency Response and Pandemic Preparedness Project	100	World Bank
Bangladesh	Bangladesh Sustainable Economic Recovery Program (Subprogram 1)	250	ADB
Cambodia	Cambodia Emergency and Crisis Response Facility	100	Standalone
Cambodia	Cambodia PRASAC COVID-19 Response Facility	75	Standalone
Cambodia	Cambodia Rapid Immunization Support Project	50	ADB
Cambodia	National Restoration of Rural Productive Capacity Project	60	Standalone
China	Emergency Assistance to China Public Health Infrastructure Project	355	Standalone
China	FOSUN COVID-19 Vaccine Project	100	IFC
Cook Islands	COVID-19 Active Response and Economic Support Program	20	ADB
Ecuador	Corporación Financiera Nacional COVID-19 Credit Line Project	50	World Bank
Egypt	Inclusive Growth for Sustainable Recovery Development Policy Financing Program	360	World Bank
Fiji	Sustained Private Sector-Led Growth Reform Program	50	ADB
Georgia	Georgia Emergency COVID-19 Response Project	100	World Bank
Georgia	Economic Management and Competitiveness Program: COVID-19 Crisis Mitigation	50	World Bank
Georgia	TBC Bank COVID-19 Credit Line Project	100	Standalone
Hungary	Emergency Assistance for Healthcare Expenditures	216.1	Standalone
India	Creating a Coordinated and Responsive Indian Social Protection System	500	World Bank
India	India COVID-19 Active Response and Expenditure Support Program	750	ADB
India	India COVID-19 Emergency Response and Health Systems Preparedness Project	500	World Bank
India	India Responsive COVID-19 Vaccines for Recovery	500	ADB
Indonesia	Additional Financing for Emergency Response to COVID-19 Program	500	World Bank

Indonesia	COVID-19 Active Response and Expenditure Support Program	750	ADB
Indonesia	Emergency Response to COVID-19 Program	250	World Bank
Jordan	Inclusive Transparent and Climate Responsive Investments Program	250	World Bank
Kazakhstan	Kazakhstan COVID-19 Active Response and Expenditure Support Program	750	ADB
Kyrgyz Republic	Emergency Support for Private and Financial Sector Project	50	World Bank
Maldives	COVID-19 Emergency Response and Health Systems Preparedness Project	7.3	World Bank
Mongolia	Mongolia COVID-19 Rapid Response Program	100	ADB
Mongolia	COVID-19 Vaccine Delivery Project	21	ADB
Pakistan	COVID-19 Active Response and Expenditure Support Program	500	ADB
Pakistan	Resilient Institutions for Sustainable Economy	250	World Bank
Philippines	Additional Financing: PHI Second Health System Enhancement to Address and Limit COVID-19 under Asia Pacific Vaccine Access Facility Project (HEAL2-AF)	250	ADB
Philippines	COVID-19 Active Response and Expenditure Support Program	750	ADB
Philippines	Second Health System Enhancement to Address and Limit COVID-19 (HEAL-2)	300	ADB
Russia	Russian Railways COVID-19 Emergency Response Project	300	Standalone
Rwanda	Digital Acceleration Project (Digital Investment for Recovery, Resilience and Connectivity)	100	World Bank
Rwanda	Private Sector Access to Finance for Post-COVID Recovery and Resilience	100	World Bank
Sri Lanka	Sri Lanka COVID-19 Emergency and Crisis Response Facility	180	Standalone
Turkey	Akbank COVID-19 Crisis Recovery Facility	100	Standalone
Turkey	COVID-19 Credit Line Project	500	Standalone
Turkey	COVID-19 Medical Emergency Response Project	82.6	EBRD(2)
Turkey	Eximbank COVID-19 Credit Line Project	250	Standalone
Turkey	İşbank COVID-19 Credit Line Project	100	Standalone
Uzbekistan	Healthcare Emergency Response Project	100	ADB
Uzbekistan	National Bank of Uzbekistan COVID-19 Credit Line Project	200	Standalone
Viet Nam	VP Bank COVID-19 Response Facility	100	IFC
Total		11,777.0

Notes:

(1)	As of April 30, 2022.
(2)	European Bank for Reconstruction and Development.

AIIB is reviewing further projects to address the effects of the COVID-19 pandemic in several of its members, in some cases in collaboration with other MDBs. As of April 30, 2022, the Bank has nine proposed CRF financings in the rolling investment pipeline, totaling US$1,951.0 million. Representative examples of such projects under review include the following: (i) a US$500 million sovereign-backed financing, as part of a co-financing led by the ADB, to assist the government of Bangladesh in procuring vaccines eligible under ADB’s Asia Pacific Vaccine Access Facility, (ii) a US$100 million sovereign-backed financing, as part of a co-financing led by the World Bank, to support Côte d’Ivoire’s resilient response to the COVID-19 pandemic by strengthening public health readiness, including through the increased availability of COVID-19 vaccines and (iii) a US$250 million sovereign-backed financing, as part of a co-financing led by the World Bank, to support the government of Turkey in procuring vaccines against COVID-19 and raising awareness around vaccination.

As a temporary facility put in place to address the COVID-19 pandemic in AIIB’s members, the CRF is currently open for the approval of qualifying projects until December 31, 2023. Disbursements of financings under the CRF are generally occurring more rapidly than disbursements of AIIB’s other financings.

Geographic Distribution of Loans

The following table sets forth AIIB’s loan portfolio classified by geographic distribution:

	As of March 31, 2022		As of December 31, 2021
	Amount (in millions of US$)(1)	As a percentage of total loan portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio
Committed Amounts
Central Asia	1,076.6	9%	730.3	7%
Eastern Asia	800.5	7%	660.9	6%
South-Eastern Asia	1,512.8	13%	1,265.1	12%
Southern Asia	6,209.5	53%	5,664.7	55%
Western Asia	1,556.4	13%	1,383.7	13%
Oceania	—	—	—	0%
Other Regional	—	—	—	0%
Non-Regional	507.6	5%	583.0	6%

Total Committed	11,663.4	100%	10,287.7	100%

	As of March 31, 2022		As of December 31, 2021
	Amount (in millions of US$)(1)	As a percentage of total loan portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio
Disbursed Amounts(2)
Central Asia	851.3	6%	849.5	7%
Eastern Asia	940.0	7%	946.1	8%
South-Eastern Asia	3,248.9	24%	2,762.1	22%
Southern Asia	4,995.7	36%	4,407.5	35%
Western Asia	3,077.9	22%	2,867.7	23%
Oceania	70.1	1%	69.9	1%
Other Regional	300.8	2%	321.4	3%
Non-Regional	261.9	2%	197.6	2%

Total Disbursed	13,746.6	100%	12,421.8	100%

Notes:

(1)	The amounts set forth in this table include both sovereign-backed and non-sovereign-backed loans.
(2)	Disbursed amounts represent the gross carrying amount of the loans.

Loans by Sector

AIIB classifies its financings by sector and subsector. AIIB has developed the methodology for classifying financings by sector and subsector based on AIIB’s current and upcoming business focus, which reflects AIIB’s mission of “Financing Infrastructure for Tomorrow” as well as sector and non-sector strategies. The classifications were also developed by reference to sector taxonomies developed by other MDBs. AIIB recognizes that the sectors and sub-sectors in its classification methodology may be cross-cutting. As a result, although the classification methodology has been developed to provide a consistent approach to classifying financings, AIIB may exercise discretion in determining how to classify certain financings, including projects that may relate to more than one sector or be in new business areas. AIIB periodically reviews its classification methodology to enable it to continue to reflect AIIB’s priorities.

AIIB classifies its financings into 11 sectors: energy, finance, ICT, transport, urban, water, economic resilience (CRF), public health (CRF), finance/liquidity (CRF), rural infrastructure and agricultural development and other.

Financings in the energy sector mainly relate to (i) energy generation; (ii) renewable energy generation, including solar, wind, hydropower, geothermal, biomass and waste, as well as hybrid forms that combine energy storage and/or multiple renewable energy generation technologies; (iii) electricity transmission and distribution; (iv) energy storage; (v) hydrogen production and transportation; (vi) gas processing, storage, transportation and distribution; (vii) district heating and cooling networks; and (viii) energy efficiency and demand-side management.

Financings in the finance sector mainly relate to (i) capital markets transactions; (ii) loans to financial institutions; and (iii) investment funds transactions.

Financings in the ICT sector mainly relate to digital infrastructure and technology that is applicable to infrastructure, and include projects to support (i) connectivity; (ii) data processing and storage; (iii) development of new software and applications; and (iv) interfaces between users, digital services and applications through terminals and devices.

Financings in the transport sector mainly relate to (i) road connectivity and safety; (ii) railway projects; (iii) port and other waterway infrastructure; (iv) aviation; (v) urban transportation; and (vi) other issues related to transport logistics.

Financings in the urban sector mainly relate to (i) urban re-development; (ii) affordable housing; (iii) projects for the improvement of urban public services, such as street lighting, park facilities and digital public service delivery portals; (iv) integrated waste management; (v) renovation and protection of cultural heritage; (vi) urban tourism; (vii) urban resilience in the form of systems or facilities that enable cities to maintain continuity during shocks and stress; and (viii) urban integrated development in the form of multisectoral urban or suburban development initiatives, such as industrial parks, special economic zones, commercial business districts, new district development and satellite cities.

Financings in the water sector mainly relate to (i) water supply, sanitation and wastewater treatment; (ii) irrigation and drainage; (iii) water resources management; and (iv) water disaster resilience.

The economic resilience, public health and finance/liquidity sectors represent financings under the CRF. Economic resilience financings are designed to supplement government measures supporting the social and economic response and recovery efforts (including infrastructure investments and investments in social and economic protection measures to prevent long-term damage to the productive capacity of the economy and to protect and restore productive capital) in cases such as the COVID-19 pandemic. Financings in the public health sector are designed to address immediate health care sector needs (including support for emergency public health responses and for the long-term sustainable development of the health care sector). Financings in the finance/liquidity sector mainly relate to (i) capital markets transactions; (ii) loans to financial institutions; and (iii) investment funds transactions.

Financings in the rural infrastructure and agricultural development sector mainly relate to land conservation and soil management and the support of rural market infrastructure.

Financings in other sectors mainly relate to projects to support other productive sectors, including (i) industry; (ii) non-urban tourism; (iii) agribusiness; and (iv) trade facilities.

The following table sets forth AIIB’s loan portfolio by sector, as classified by AIIB in accordance with the methodology described above:

	As of March 31, 2022		As of December 31, 2021
	Amount (in millions of US$)(1)	As a percentage of total loan portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio
Committed Amounts
Energy	2,605.8	22%	2,522.4	25%
Finance	102.0	1%	152.3	1%
ICT	102.1	1%	119.1	1%
Other	199.3	2%	199.3	2%
Transport	3,357.6	29%	2,478.1	24%
Urban	1,077.3	9%	871.5	8%
Water	1,993.7	17%	2,111.9	21%
Economic Resilience	241.9	2%	491.9	5%
Public Health	1,190.5	10%	626.1	6%
Finance/Liquidity	713.8	6%	634.9	6%
Rural Infrastructure and Agriculture Development	79.4	1%	80.2	1%

Total Committed	11,663.4	100%	10,287.7	100%

Disbursed Amounts(2)
Energy	2,202.9	16%	2,096.8	17%
Finance	895.2	7%	850.8	7%
ICT	229.3	2%	232.5	2%
Other	5.5	0%	5.3	0%
Transport	1,001.8	7%	1,002.9	8%
Urban	397.0	3%	350.2	3%
Water	328.1	2%	210.2	2%
Economic Resilience	5,127.4	37%	4,882.0	39%
Public Health	2,196.8	16%	1,528.6	12%
Finance/Liquidity	1,359.9	10%	1,260.7	10%
Rural Infrastructure and Agriculture Development	2.7	0%	1.8	0%

Total Disbursed	13,746.6	100%	12,421.8	100%

Notes:

(1)	The amounts set forth in this table include both sovereign and non-sovereign-backed loans.
(2)	Disbursed amounts represent the gross carrying amount of the loans.

Loan Maturity

As of March 31, 2022, based on the final repayment date of the loans, US$1,375.8 million of AIIB’s disbursed and committed loans is scheduled to mature through 2025, US$10,423.8 million is scheduled to mature in 2026-2036 and US$13,610.3 million is scheduled to mature from 2037 onwards.

Ten Largest Borrowers

The following table sets forth the aggregate principal amount of loans (including both committed and disbursed amounts) to AIIB’s 10 largest borrowers (including both sovereign-backed and non-sovereign-backed borrowers) as of March 31, 2022:

Borrower	Amount (in millions of US$)	As a percentage of total loan portfolio
Republic of India	5,983.3	23.55%
People’s Republic of Bangladesh	2,534.7	9.98%
Republic of Indonesia	2,191.8	8.63%
Republic of the Philippines	1,507.9	5.93%
Islamic Republic of Pakistan	1,487.4	5.85%
People’s Republic of China	1,301.1	5.12%
Republic of Uzbekistan	931.5	3.67%
Ministry of Finance of Kazakhstan	734.7	2.89%
Republic of Turkey	710.6	2.80%
Southern Gas Corridor Closed Joint Stock Company of Azerbaijan	602.2	2.37%

Impact of the COVID-19 Pandemic on the Bank’s Activities and Results of Operations

The Bank currently remains fully operational and continues to conduct its activities in the normal course of business. As a precautionary measure, the Bank has put in place procedures to prevent any potential disruptions to its governance and project approval schedule. The Bank has adopted prudent measures to ensure the health and safety of its employees, including imposing travel restrictions and remote working arrangements when appropriate and rescheduling public events or holding them in virtual format until a normalized situation resumes, and it continues to monitor the situation closely.

While the severity and duration of the COVID-19 pandemic is difficult to predict, it has had and likely will continue to have a material adverse effect on the Bank’s results of operations.

The Bank’s financial performance is highly dependent on its ability to generate income mainly from its loan investment and bond investment portfolios. See “–Income Statement.”

Due to the COVID-19 pandemic, in the three months ended March 31, 2022, the fair value of the Bank’s investments in money market funds and portfolios of high credit quality securities managed by external asset managers experienced volatility, and such volatility is expected to continue in the coming quarters. Furthermore, the COVID-19 pandemic has had and is expected to continue to have an adverse effect on the credit position of the Bank’s loan portfolio, which is highly dependent on credit conditions in the member jurisdictions where the Bank’s largest sovereign-backed and non-sovereign-backed borrowers are located.

In addition, while the Bank has experienced and may continue to experience demand for CRF financings, which are generally disbursing more rapidly than disbursements for AIIB’s other financings, certain of the Bank’s existing investment projects may be delayed or curtailed as clients evaluate the impact of the COVID-19 pandemic or may be implemented at a pace that is slower than expected. In addition, the Bank may experience a temporary decline in demand for non-sovereign-backed financings, and consequently a weaker investment pipeline, should project sponsors and beneficiaries postpone infrastructure investments. A slowdown in project implementation or a protracted decline in demand for investment financings may lead to lower disbursement rates, which may negatively affect AIIB’s ability to generate income on investment financings.

Lastly, AIIB may raise additional debt financing in various markets. All net proceeds from AIIB’s offerings of debt are added to AIIB’s ordinary resources, which will be used to fund AIIB’s financings, including, but not limited to, those under the CRF. All borrowings will be subject to limits set by AIIB’s Board of Directors. In accordance with existing limits set by AIIB’s Board of Directors, AIIB may incur in the year ending December 31, 2022: (i) borrowings with a final maturity of one year or more in an aggregate amount of up to US$10 billion equivalent, which amount may be supplemented by any early redemptions, repurchases or prepaid outstanding obligations by AIIB and (ii) short-term borrowings, with a maturity of less than one year, of up to US$1 billion equivalent outstanding at any time. Any increases in these authorized amounts are subject to approval by the Board of Directors of AIIB.

Income Statement

Interest Income

Interest income mainly consists of (i) interest earned on cash, cash equivalents and deposits (primarily, term deposits), (ii) interest earned on loan investments, including the amortization of front-end fees and other costs related to loan origination and (iii) interest earned on bond investments.

Three Months Ended March 31, 2022 and 2021. AIIB’s total interest income increased to US$72.1 million for the three months ended March 31, 2022 from US$62.7 million for the three months ended March 31, 2021, mainly as a result of an increase in interest income on loan investments and bond investments that was only partially offset by a decrease in interest income earned on cash, cash equivalents and deposits. Interest income from loan investments increased to US$48.8 million for the three months ended March 31, 2022 from US$37.3 million for the three months ended March 31, 2021, mainly due to an increase in AIIB’s loan volume. Interest income from bond investments increased to US$9.6 million for the three months ended March 31, 2022 from US$5.0 million for the three months ended March 31, 2021, mainly as a result of an increase in bond investments. Interest income from cash, cash equivalents and deposits decreased to US$13.6 million for the three months ended March 31, 2022 from US$20.5 million for the three months ended March 31, 2021, mainly due to the reallocation of a portion of the cash and deposit balances to other types of investments.

For the three months ended March 31, 2022, 68% of AIIB’s total interest income was from loan investments, 19% was from cash, cash equivalents and deposits and 13% was from bond investments. For the three months ended March 31, 2021, 59% of AIIB’s total interest income was from loan investments, 33% was from cash, cash equivalents and deposits and 8% was from bond investments.

Interest Expense

Three Months Ended March 31, 2022 and 2021. AIIB’s interest expense increased to US$56.6 million for the three months ended March 31, 2022 from US$41.1 million for the three months ended March 31, 2021 as a result of an increase in outstanding bond issuances. Since March 31, 2021 and through March 31, 2022, AIIB issued (i) US$2,500 million principal amount of 0.50% notes due 2024 on September 16, 2021, (ii) a total of US$1,111.08 million equivalent of fixed rate notes under AIIB’s A$ and NZ$ Debt Issuance Programme and (iii) a total of US$2,304.74 million equivalent of fixed rate notes and US$700.0 million of floating rate notes under AIIB’s Global Medium Term Note Programme.

Net Interest Income

Net interest income is interest income less interest expense.

Three Months Ended March 31, 2022 and 2021. Mainly for the reasons set forth above, AIIB’s net interest income decreased to US$15.5 million for the three months ended March 31, 2022 from US$21.6 million for the three months ended March 31, 2021.

Net Fee and Commission Income

Net fee and commission income mainly consists of loan commitment and service fees charged to borrowers less co-financing service fees paid in respect of co-financing arrangements.

Three Months Ended March 31, 2022 and 2021. AIIB’s net fee and commission income increased to US$7.9 million for the three months ended March 31, 2022 from US$4.6 million for the three months ended March 31, 2021, mainly as a result of an increase in loan commitment and service fees resulting from higher loan volumes. Loan commitment and service fees increased to US$7.7 million for the three months ended March 31, 2022 from US$4.9 million for the three months ended March 31, 2021.

Net Gain on Financial Instruments Measured at Fair Value through Profit or Loss

Net gain on financial instruments measured at fair value through profit or loss mainly reflects the change in fair value of AIIB’s investments in (i) money market funds, (ii) bond investments of high credit quality measured at fair value through profit or loss, (iii) limited partnership funds managed by general partners who make investment decisions on behalf of the limited partners of such funds, (iv) investments in trust, (v) a fixed-income portfolio managed by an external asset manager whose primary objective is to develop climate bond markets in Asia, (vi) portfolios of high credit quality securities managed by external asset managers engaged by AIIB and (vii) high credit quality certificates of deposit which are actively managed as part of the Bank’s treasury portfolio, as well as changes in the fair value of AIIB’s own borrowings and derivatives.

Three Months Ended March 31, 2022 and 2021. AIIB’s net gain on financial instruments measured at fair value through profit or loss increased to US$123.4 million for the three months ended March 31, 2022 from US$65.6 million for the three months ended March 31, 2021. The net gain for the three months ended March 31, 2022 was mainly due to fair value gains on the derivatives held by AIIB to hedge its portfolio of local currency denominated loans, offset in part by fair value losses on AIIB’s portfolios of high credit quality securities managed by external asset managers engaged by AIIB and fair value losses on the fixed income portfolio managed by an external asset manager whose primary objective is to develop climate bond markets in Asia. The net gain for the three months ended March 31, 2021 was mainly due to fair value gains on AIIB’s borrowings (less the derivatives entered into to hedge those borrowings), offset in part by fair value losses on AIIB’s portfolios of high credit quality securities managed by external asset managers engaged by AIIB and fair value losses on the fixed income portfolio managed by an external asset manager whose primary objective is to develop climate bond markets in Asia.

Net Loss on Financial Instruments Measured at Amortized Cost

Net loss on financial instruments measured at amortized cost reflects the change in amortized cost of the Bank’s investments in (i) a fixed-income portfolio which comprises primarily Asian infrastructure-related bonds and (ii) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy managed by an external asset manager engaged by AIIB.

Three Months Ended March 31, 2022 and 2021. AIIB’s net loss on financial instruments measured at amortized cost was US$8.3 million for the three months ended March 31, 2022 and US$0.5 million for the three months ended March 31, 2021. The net loss for both the three months ended March 31, 2022 and the three months ended March 31, 2021 was mainly due to the disposal of certain bonds in the fixed-income portfolio which comprises primarily Asian infrastructure-related bonds.

Share of Gain or Loss on Investment in Associate

In April 2020, the Bank subscribed for a 30% economic interest in an entity incorporated in Singapore (the “Associate”), thereby giving the Bank significant influence over the financial and operating decisions of the Associate. Share of gain or loss on investment in associate reflects AIIB’s share in the gain or loss recognized by the Associate in the respective period.

Three Months Ended March 31, 2022 and 2021. AIIB’s share of gain on investment in associate amounted to US$0.5 million for the three months ended March 31, 2022, mainly as a result of higher operating income generated by the Associate, compared to AIIB’s share of loss on investment in associate of less than US$0.1 million for the three months ended March 31, 2021.

Impairment Provision

AIIB uses an expected credit loss (“ECL”) model to estimate credit losses on financial assets, such as loan disbursements or bond investments, and on other instruments, such as undrawn loan commitments. AIIB recognizes an ECL allowance at each reporting date and recognizes an impairment provision

(either an impairment loss or the reversal of an impairment loss) that reflects the change in the ECL allowance between such reporting date and the previous reporting date. Impairment provisions are driven in large part by changes in loan volumes, risk parameters related to macroeconomic outlook and changes in AIIB’s assessment of the credit risk of individual financings.

Three Months Ended March 31, 2022 and 2021. AIIB’s impairment provision was US$104.8 million for the three months ended March 31, 2022, compared to US$4.7 million for the three months ended March 31, 2021. The impairment provision recognized in the three months ended March 31, 2022 was mainly due to (i) increases in the credit risks associated with certain non-sovereign-backed loans, (ii) the assessment as credit impaired of eight bond investments in fixed-income portfolio, which comprises primarily Asian infrastructure-related bonds, and their transfer to Stage 3 and (iii) an increase in outstanding loan volumes.

The impairment provision recognized in the three months ended March 31, 2021 was mainly due to a small increase in the ECL allowance relating to the Bank’s portfolio of loan investments and loan commitments as a result of an increase in the Bank’s loan volume reflecting the relative economic recovery in some of the jurisdictions where the Bank’s sovereign-backed and non-sovereign-backed borrowers are located, and a decrease in the ECL allowance relating to bond investments which resulted from the disposal of certain bonds in the portfolio.

General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff costs, such as short-term employee benefits, including salaries, location premiums and medical and life insurance, and costs related to AIIB’s defined contribution (i.e., retirement) plans, (ii) professional service expenses, (iii) IT services, (iv) facilities and administration expenses, (v) issuance cost in respect of borrowings, (vi) travel expenses and (vii) other expenses.

Three Months Ended March 31, 2022 and 2021. AIIB’s general and administrative expenses increased to US$39.1 million for the three months ended March 31, 2022 from US$33.2 million for the three months ended March 31, 2021, mainly due to an increase in staff costs, professional service expenses and IT services. Mainly as the result of the continuing ramp-up of AIIB’s organizational activities, staff costs increased to US$21.9 million for the three months ended March 31, 2022 from US$17.0 million for the three months ended March 31, 2021, professional service expenses increased to US$5.9 million for the three months ended March 31, 2022 from US$4.5 million for the three months ended March 31, 2021 and costs related to IT services increased to US$4.0 million for the three months ended March 31, 2022 from US$3.0 million for the three months ended March 31, 2021. These increases were partially offset by a decrease in the issuance cost of borrowings to US$1.4 million for the three months ended March 31, 2022 from US$3.9 million for the three months ended March 31, 2021.

Net Foreign Exchange Gain or Loss

Net foreign exchange gain or loss reflects the change in value, due to movements in currency exchange rates, of financial instruments held by the Bank that are measured at amortized cost. For financial instruments held by the Bank measured at fair value through profit or loss, the change in value due to movements in currency exchange rates is reported as part of their overall change in fair value through profit or loss. See “–Net Gain on Financial Instruments Measured at Fair Value through Profit or Loss.”

Three Months Ended March 31, 2022 and 2021. AIIB had a net foreign exchange loss of US$42.1 million for the three months ended March 31, 2022, compared to a net foreign exchange loss of US$46.7 million for the three months ended March 31, 2021. The net foreign exchange loss for the three months ended March 31, 2022 was mainly due to the depreciation of the RUB against the U.S. dollar and the impact such depreciation had on the U.S. dollar value of the Bank’s portfolio of RUB-denominated loans. Such net foreign exchange loss was largely offset, however, by fair value gains on derivatives held by the Bank to hedge those loans. The net foreign exchange loss for the three months ended March 31, 2021 was mainly due to the depreciation of the Euro against the U.S. dollar and the impact such depreciation had on the U.S. dollar value of the Bank’s portfolio of Euro-denominated loans. This net foreign exchange loss was largely offset by fair value gains on derivatives held by the Bank to hedge those loans.

Operating Profit or Loss

Three Months Ended March 31, 2022 and 2021. Mainly for the reasons set forth above, AIIB incurred an operating loss of US$47.0 million for the three months ended March 31, 2022, compared to an operating profit of US$6.7 million for the three months ended March 31, 2021.

Accretion of Paid-in Capital Receivables

Paid-in capital receivables represent amounts due from the Bank’s members in respect of paid-in capital. These amounts are initially recognized at fair value, which reflects the discounted present value of future paid-in capital inflows, and subsequently measured at amortized cost. The difference between amortized cost and fair value is accounted for as a reserve under members’ equity and is accreted through the income statement using the effective interest method.

Three Months Ended March 31, 2022 and 2021. AIIB’s accretion of paid-in capital receivables decreased to US$0.7 million for the three months ended March 31, 2022 from US$1.6 million for the three months ended March 31, 2021. This decrease was mainly due to lower balances in paid-in capital receivables as of January 1, 2022 compared to January 1, 2021.

Other Comprehensive Income or Loss

For financial liabilities, such as AIIB’s borrowings, that are designated at fair value through profit or loss, fair value changes attributable to changes in AIIB’s own credit risk are recognized in other comprehensive income (while other fair value changes are recognized under net gain or loss on financial instruments measured at fair value through profit or loss). Upon maturity of such financial liabilities, the recognition in other comprehensive income of fair value changes attributable to changes in AIIB’s own credit risk is reversed.

Three Months Ended March 31, 2022 and 2021. AIIB experienced an unrealized gain on borrowings arising from changes in AIIB’s own credit risk of US$63.5 million for the three months ended March 31, 2022, compared to an unrealized loss of US$16.9 million for the three months ended March 31, 2021. This change was mainly the result of the widening of the Bank’s overall credit spread against the relevant benchmark discount curves, particularly the U.S. dollar, Pound sterling, RUB and Chinese renminbi offshore discount curves, and an increase in outstanding borrowings. The widening of the Bank’s overall credit spread reflected significant volatility in financial markets in the three months ended March 31, 2022, compared to the three months ended March 31, 2021.

Total Comprehensive Income or Loss

Three Months Ended March 31, 2022 and 2021. Mainly for the reasons set forth above, AIIB recorded a total comprehensive income of US$17.2 million for the three months ended March 31, 2022, compared to a total comprehensive loss of US$8.5 million for the three months ended March 31, 2021.

Balance Sheet

Assets

Total assets mainly consist of (i) loan investments at amortized cost, (ii) investments at fair value through profit or loss, (iii) term deposits with initial maturities of more than three months, (iv) bond investments at amortized cost, (v) cash and cash equivalents, (vi) cash collateral receivables, (vii) derivative assets and (viii) paid-in capital receivables.

Investments at fair value through profit and loss mainly consist of (i) the Bank’s investments in portfolios of high credit quality securities managed by external asset managers engaged by AIIB and measured at fair value through profit or loss, (ii) bond investments of high credit quality measured at fair value through profit or loss and (iii) high credit quality certificates of deposit which are actively managed as part of the Bank’s treasury portfolio. Bond investments at amortized cost consist of (i) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy managed by an external asset manager engaged by AIIB and (ii) a fixed-income portfolio which comprises primarily Asian infrastructure-related bonds. Cash and cash equivalents consist of (i) term deposits with initial maturities of three months or less, (ii) demand deposits and (iii) money market funds. Cash collateral receivables reflect the collateral paid to swap counterparties.

Assets of the Bank include high-quality liquid assets, which are defined as cash or assets that can be converted into cash at little or no loss in value.

As of March 31, 2022 and December 31, 2021. As of March 31, 2022, AIIB’s total assets were US$41,958.9 million, compared to total assets of US$40,238.1 million as of December 31, 2021. This increase resulted mainly from (i) an increase of US$1,233.9 million in loan investments at amortized cost, (ii) an increase of US$1,177.4 million in investments at fair value through profit or loss and (iii) an increase of US$578.6 million in cash collateral receivables. This increase was partially offset by a decrease in term deposits and cash and cash equivalents of US$1,518.8 million, which mainly reflects the Bank’s allocation of liquidity to bond investments and certificates of deposit measured at fair value and to a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy measured at amortized cost.

Liabilities

Total liabilities mainly consist of (i) borrowings, (ii) derivative liabilities and (iii) other liabilities, such as cash collateral payables, deferred interest, accrued expenses, staff costs payable and provisions.

As of March 31, 2022 and December 31, 2021. As of March 31, 2022, AIIB’s total liabilities were US$21,745.7 million, compared to total liabilities of US$20,072.2 million as of December 31, 2021. This increase resulted primarily from (i) an increase of US$797.7 million in borrowings (see under “–Income Statement–Interest Expense”) and (ii) an increase of US$616.9 million in derivative liabilities mainly associated with the increase in borrowings.

Members’ Equity

Members’ equity consists of (i) paid-in capital, (ii) reserves for accretion of paid-in capital receivables, (iii) reserves for unrealized gain/loss on borrowings measured at fair value attributable to changes in the Bank’s own credit risk and (iv) retained earnings.

As of March 31, 2022 and December 31, 2021. As of March 31, 2022, AIIB’s total members’ equity was US$20,213.2 million, compared to total members’ equity of US$20,165.9 million as of December 31, 2021. This increase mainly resulted from an increase of US$30.9 million in members’ paid-in capital and an increase of US$63.5 million in unrealized gain on borrowings measured at fair value attributable to changes in AIIB’s own credit risk, partially offset by a decrease of US$47.0 million in retained earnings.

Asset Quality

As of March 31, 2022, no AIIB assets were categorized as overdue or written off, except for (i) a non-sovereign-backed loan that was assessed as credit impaired with a carrying amount of US$29.4 million (net of the associated ECL allowance), (ii) eight bond investments that were assessed as credit-impaired with a carrying amount of US$3.6 million (net of the associated ECL allowance) and (ii) US$190.4 million of overdue contractual undiscounted paid-in capital receivables, which are not considered impaired.

Recent Developments

AIIB Response to the Conflict in Ukraine

On March 3, 2022, in response to events taking place in Ukraine, the Bank announced it would place all activities relating to Russia and Belarus on hold and under review, including all Russia- and Belarus-related projects in the Bank’s rolling investment pipeline. AIIB’s exposure to Russia and to the Russian ruble (“RUB”), including through its financing activities, borrowings and governance and administration, is limited, consisting of the following:

•

Financing activities. The Bank has one loan outstanding to a borrower in Russia, a RUB-denominated loan of RUB24 billion (approximately US$300 million as of the time of approval). The aggregate principal amount of this loan represents less than 1.5% of AIIB’s total loan portfolio as of April 30, 2022. This loan was approved in October 2020 and made to JSC Russian Railways (“RZD”), under the CRF, to support RZD against adverse effects of the COVID-19 pandemic. RZD is subject to U.S. sanctions that prohibit certain dealings in certain newly issued debt or equity of RZD (issued on or after March 26, 2022). RZD is also subject to European Union sanctions that prohibit certain dealings in certain newly issued debt or equity of RZD (issued after April 12, 2022) and making new loans or credit to RZD after February 26, 2022. In the event the Bank were required to comply with these prohibitions related to RZD, they would be inapplicable to the Bank’s outstanding loan to RZD, which was fully disbursed as of December 2020. RZD is, as of March 24, 2022, also subject to an asset freeze under United Kingdom sanctions. The Bank does not believe that any transactions related to its outstanding loan to RZD will have a nexus to the United Kingdom. As of April 30, 2022, all funds in which the Bank has investments that are classified as multi-country financings have divested any securities that provided the Bank with direct or indirect exposure to Russia. As a result, the Bank has no such exposure through its investments in these funds.

•

Borrowings. AIIB has issued four bonds denominated in RUB under its Global Medium Term Note Programme. Three of these bonds remain outstanding, with an aggregate amount outstanding of RUB12.26 billion, which represents less than 1% of AIIB’s outstanding borrowings as of April 30, 2022. These bonds were hedged at the time of issuance to remove the associated interest rate and foreign exchange risk. The terms and conditions of these bonds allow for the Bank to make principal or interest payments in U.S. dollars in certain circumstances, including if the RUB is not used in the international banking community.

•

Governance and administration. The Governor appointed by Russia to AIIB’s Board of Governors is currently a subject of sanctions imposed by the European Union. AIIB does not expect that these sanctions, or other sanctions that may be imposed on Governors or Directors of AIIB appointed by Russia, would be reasonably likely to affect the Bank’s operations. Neither AIIB’s Governors nor its Directors have signing authority over the Bank’s operations, and no individual Governor or Director has sole or majority decision making power with respect to the Bank. One member of AIIB’s senior management is a Russian national. This individual is not a subject of sanctions imposed by any jurisdiction.

AIIB does not have exposure to Belarus or the Belarussian ruble, other than with respect to the same governance matters and processes common to all non-regional members.